Exhibit 3.2

Marked Changes to Amended Sections of

Amended and Restated Bylaws of EQT Corporation

PERSONAL LIABILITY

Section 6.13 No officer shall be personally liable, as such, for monetary damages (except to the extent otherwise provided by law) for any action taken, or any failure to take any action, unless the officer has breached or failed to perform the duties of his or her office under Title 15, Chapter 17, Subchapter C of the Pennsylvania Consolidated Statutes (or any successor statute relating to officers’ standard of care and justifiable reliance) and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

If the Pennsylvania Consolidated Statutes are amended after April 16, 2025, the date this Section received shareholder approval, to further eliminate or limit the personal liability of officers, then an officer shall not be liable, in addition to the circumstances set forth in this Section, to the fullest extent permitted by the Pennsylvania Consolidated Statutes, as so amended.

GENERAL

Section 6.14 ~~Section 6.13~~ Fidelity bond coverage shall be obtained on such officers and employees of the Company, and of such type and in such amounts as may be deemed proper and advisable.